Exhibit 12.1
EXIDE TECHNOLOGIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio of earnings to fixed charges data)

	2007	2008	2009	2010	2011

Fixed Charges:

Interest expense (not including amortization of costs shown below	$84,942	$78,817	$64,806	$53,829	$56,812
Amortization of deferred financing costs	3,478	4,900	5,034	5,004	4,798
Amortization of original issue discount on notes	—	—	—	—	—
Interest capitalized	1,191	1,294	896	1,716	1,807
Estimated interest expense within rent expense	18,348	18,447	18,216	17,325	16,335

Total Fixed Charges	$107,959	$103,458	$88,952	$77,874	$79,752

Earnings:

Pre-tax income (loss) before minority interest and equity income and cumulative effect of change in accounting principle	$(100,470)	$44,008	$(37,498)	$(33,744)	$20,205

Add:
Fixed charges	107,959	103,458	88,952	77,874	79,752
Amortization of capitalized interest	352	545	675	882	1,110
Dividends from equity investments	—	—	—	—	—

Less:
Interest capitalized	1,191	1,294	896	1,716	1,807
Minority interest	882	1,544	1,041	477	369

Earnings	$5,768	$145,173	$50,192	$42,819	$98,891

Ratio of earnings to fixed charges	0.05	1.40	0.56	0.55	1.24

Amount of deficiency in earnings to cover fixed charges for 1:1 ratio	$102,191	$(41,715)	$38,760	$35,055	$(19,139)